Correspondence

PhotoAmigo, Inc.
924 Olive Street
Santa Barbara, California  93101

September 8, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	PhotoAmigo, Inc.—Form S-1 File Number 333-164633

Attn:	Katherine Wray Division of Corporation Finance

Dear Ms. Wray:

On behalf of PhotoAmigo, Inc. (the “Company”), we herewith request acceleration of the effective date of the offering to Friday, September 10, 2010, at 1:00 PM Eastern Daylight Time, or as soon as practicable thereafter.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
We may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert Heckes

Robert Heckes
Chief Executive Officer